Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE PROVIDES AN UPDATE ON EXPLORATION RESULTS FOR
H1 2021: DISCOVERY OF A NEW MINERALIZED HORIZON 400M SOUTH OF EAST
GOULDIE DEPOSIT; ADDITIONAL HIGH-GRADE GOLD-COPPER IN FOOTWALL
ZONE AT UPPER BEAVER IN KIRKLAND LAKE; EXPLORATION AT HOPE BAY
CONFIRMS EXPANSION POTENTIAL OF DORIS AND MADRID DEPOSITS;
DRILLING AT KITTILA YIELDS DEEPEST ORE GRADE INTERSECTION

Toronto (July 8, 2021) – Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) ("Agnico Eagle" or the "Company") is pleased to provide an update on exploration activities at several projects and select mine sites. The Company's exploration focus remains on pipeline projects, near-mine opportunities and mineral reserve and mineral resource replacement and growth. Key exploration highlights during the first half of 2021 include:

•	Odyssey Underground Project at Canadian Malartic – Infill drilling continues to return solid results in the core of the East Gouldie deposit, with recent results returning up to 6.3 grams per tonne ("g/t") gold over 52.0 metres at 1,109 metres depth, including 8.9 g/t gold over 21.0 metres at 1,102 metres depth. The eastern extension of the deposit continues to be tested and a new mineralized horizon was discovered approximately 400 metres south of the East Gouldie deposit and returning 3.5 g/t gold over 8.6 metres at 2,103 metres depth, demonstrating the excellent exploration upside for new discoveries in the vicinity of the Odyssey Project

•	Kirkland Lake Project – The conversion and expansion drilling program at depth at the Upper Beaver deposit continues to intersect significant high-grade mineralization, further expanding the Footwall Zone. The new results include highlight intercepts such as 21.2 g/t gold and 0.67% copper over 14.8 metres at 1,190 metres depth

•	Meliadine – Exploration and conversion drilling is ramping up close to existing deposits and in the surrounding region. Recent drilling at depth in the Pump deposit demonstrates the excellent potential to increase mineral resources with intercepts such as 22.6 g/t gold over 4.2 metres at 508 metres depth, approximately 250 metres below the current mineral resource envelope. Regional exploration has resumed between the Tiriganiaq and Discovery deposits, encountering interesting results on the Aquarius occurrence such as 21.7 g/t gold over 3.5 metres at 93 metres depth

•	Hope Bay – Activity is ramping up with a total of seven drill rigs now operating on the Doris and Madrid deposits. Recent results at Doris confirm the potential to expand the BTD Extension Zone (currently being mined), with results including: 10.9 g/t gold over 2.5 metres at 309 metres depth, potentially expanding the zone 100 metres north of the current mineral reserve limits; and 12.0 g/t gold over 7.1 metres at 282 metres depth in the West Valley Zone, potentially extending the zone along plunge by 75 metres from the current mineral reserve outline. The results confirm the potential to expand zones currently being mined at Doris while drilling is ramping up at Madrid

•	Kittila – Exploration drilling in the Sisar Zone continues to show the potential to significantly expand mineral resources and mineral reserves at depth. Recent drilling has provided the deepest intercept to date at the Kittila mine, intersecting 10.7 g/t gold over 7.8 metres in the Sizar Zone at 1,957 metres depth and confirming that the Sisar Zone remains open at depth and extends significantly below the current lower limit of the mineral resources at 1,540 metres below surface

•	Santa Gertrudis – Exploration drilling of the Amelia deposit is extending and validating the lateral continuity of high-grade gold and silver intercepts, with highlights including 2.7 g/t gold and 11 g/t silver over 33.9 metres at 395 metres depth, which includes 5.7 g/t gold and 15 g/t silver over 8.3 metres at 402 metres depth

"Last year, the Company generated strong exploration results at several of its key projects. As a result, in 2021, we embarked on the most ambitious exploration program in Agnico Eagle's 64-year history to investigate the full potential of existing operations and key projects in the Company's pipeline," said Sean Boyd, Agnico Eagle's Chief Executive Officer. "At mid-year, we are continuing to see positive results from this initiative, with drilling encountering a new parallel gold zone at East Gouldie, significant high-grade mineralization that further expands the Footwall Zone at Upper Beaver, and results confirming the potential to expand the Doris Deposit at Hope Bay. In addition, we continue to generate significant exploration results at key production assets such as Kittila and Meliadine," added Mr. Boyd.

Record exploration spending in 2021 – Based on significant exploration results observed in 2020 at several operating mines and pipeline projects, the Company initiated a review of the full potential of its portfolio of assets and increased its exploration budget in 2021 to approximately $163 million (from $113 million in 2020), making it the largest exploration budget in the Company's history (see the Company's news release dated February 11, 2021 for a breakdown of the exploration budget). An update on selected exploration programs and budgets are set out in the sections below.

Targeting replacement and growth of the Company's Mineral Reserves and Mineral Resources from a record level at year-end 2020 – Gold mineral reserves totaled 24.1 million ounces of gold (348 million tonnes grading 2.15 g/t gold) as at December 31, 2020. Gold contained in measured and indicated mineral resources totaled 15.3 million ounces (341 million tonnes grading 1.40 g/t gold) and inferred mineral resources totaled 23.4 million ounces (283 million tonnes grading 2.57 g/t gold). See the Appendix for details on the Company's Mineral Reserves and Mineral Resources.

ABITIBI REGION, QUEBEC AND ONTARIO

Agnico Eagle is currently Quebec's largest gold producer with a 100% interest in the LaRonde Complex (which includes the LaRonde and LaRonde Zone 5 ("LZ5") mines) and the Goldex mine and a 50% interest in the Canadian Malartic mine. The Company has a multi-decade track record of exploration success in the Abitibi region, building on the discovery in the 1980's of the world-class LaRonde gold-rich polymetallic volcanic massive sulphide deposit which has served as an operations and exploration hub that provides operating synergies and allows for the sharing of technical expertise.

LaRonde Complex

At the LaRonde Complex, the Company expects to spend $14.1 million in 2021 to develop three new exploration drifts (track drifts 9.0 and 215 and exploration drift 291 west) from the LaRonde 3 infrastructure towards the west below the LZ5 mine workings and for 39,800 metres of drilling. Exploration is expected to focus on extensions to LZ5, Zone 6, Zone 20N, the recently discovered Zone 20N Zn South and the extensions to the past producing Bousquet mine. The aim of this drilling is to add new mineral reserves and mineral resources to extend the mine life of the LaRonde Complex into the 2030's.

At the end of the second quarter of 2021, rehabilitation of track drift 9.0, the enlargement of track drift 215 and the development of exploration drift 290 had progressed as planned.

On track drift 9.0, the first drill station is close to completion and a drill rig is expected to be mobilized in the third quarter of 2021. The initial exploration drilling program will target the down plunge of the historical Bousquet Zone 3-1.

On track drift 215, the first drill station is expected to be completed in the first quarter of 2022. The exploration drilling program will test for extensions of mineralized zones between two- and three-kilometres depth at the past producing Bousquet Mine.

On exploration drift 290, a new drill platform was completed in the second quarter of 2021. The exploration drilling program is expected to start in 2022 and will test for mineralization below three-kilometres depth at the past producing Bousquet Mine.

Odyssey Underground Project at Canadian Malartic

In June 2014, Agnico Eagle and Yamana Gold Inc. acquired Osisko Mining Corporation (now Canadian Malartic Corporation) and created Canadian Malartic GP (the "Partnership", in which Agnico Eagle and Yamana each have an indirect and direct 50% ownership interest) that owns and operates the Canadian Malartic open pit mine on the Canadian Malartic Property, located near the town of Malartic in the Province of Quebec.

Since the acquisition, the exploration strategy of the Partnership around the mine has been directed to the consolidation of adjacent properties and the compilation of the vast amount of historical information of the historical underground mines within the 12,568-hectare property package. This strategy led to the discovery of the Odyssey North and Odyssey South deposits (with mineral resources first declared as of December 2016), followed by the integration of historical information with new drilling leading to the declaration of initial mineral resources in the East Malartic deposit as of December 2017 and finally the discovery of the East Gouldie deposit in late 2018 (with initial mineral resources declared as of December 2019).

In February 2021, the Partnership approved the construction of the underground Odyssey Project, located east of the current mining operation, upon completion of an internal preliminary economic assessment. The preliminary economic analysis estimated 410,000 ounces of gold in indicated mineral resources (6.2 million tonnes grading 2.07 g/t gold) and 6.9 million ounces of gold in inferred mineral resources (75.9 million tonnes grading 2.82 g/t gold). See the Appendix for a detailed breakdown of mineral resources by deposit. The development of this project combines the exploitation of four main mining zones by ramp and shaft: Odyssey North, Odyssey South, East Malartic and East Gouldie.

The Canadian Malartic Property straddles the southern margin of the eastern portion of the Abitibi Sub-Province. The deposits on the property are mainly located along the contact between the Larder Lake–Cadillac Fault Zone and the Pontiac Group metasedimentary rocks. The East Malartic, Odyssey North and Odyssey South deposits are generally associated with massive porphyritic intrusions with gold mineralization mostly located along the sheared margins of the porphyries. The East Gouldie deposit is located farther south, constrained in a west-trending high-strain corridor within the Pontiac Group. The main ore host at East Gouldie is a greywacke with 1% to 2% disseminated pyrite and associated silica, sericite and carbonate alteration.

East Gouldie Deposit Infill Program

During the first half of 2021, 10 drills were active for the near-mine exploration and 3 drills for regional exploration. The priority has been the reduction of drill spacing to 75 metres across the East Gouldie deposit. Exploration also continued to test the lateral extensions of the East Gouldie mineralized corridor and expand the mineral resources envelope. During the first half of 2021, 46 new pierce points totaling 58,365 metres (100% basis) were completed in the near-mine East Gouldie definition drilling program.

Selected recent drill intercepts from the program are set out in the table, composite longitudinal section and plan map below.

Selected recent drill results from the East Gouldie deposit and Chert Zone at Canadian Malartic

Drill hole	Zone*	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)**
MEX19-154WB	HG WZ	1,551.0	1,557.4	1,201	6.0	1.5	1.5
MEX19-154WC	East Gouldie	1,538.3	1,596.0	1,109	52.0	7.7	6.3
including	HG WZ	1,538.3	1,561.6	1,102	21.0	11.7	8.9
including	S of HG WZ	1,565.2	1,572.0	1,110	6.1	6.2	6.1
including	S of HG WZ	1,574.5	1,596.0	1,116	19.1	5.9	5.4
MEX20-164WC	Chert	948.9	977.0	915	28.2+	6.1	6.1
and	Chert	981.0	988.0	935	7.0+	2.9	2.9
MEX20-164WD	Chert	897.2	975.0	890	77.9+	7.0	7.0
and	Chert	983.8	989.0	937	5.3+	1.9	1.9
and	HG WZ	1,862.0	1,872.1	1,688	8.5	4.9	4.9
and	S of HG WZ	1,889.0	1,899.0	1,709	8.4	2.0	2.0
MEX20-166W	S of HG SZ	1,691.0	1,704.0	1,344	12.2	2.6	2.6
MEX20-171WD	N of HG WZ	1,774.0	1,817.0	1,608	35.7	4.2	4.2
including		1,784.2	1,797.0	1,604	10.6	7.2	7.1
and	HG WZ	1,826.7	1,860.0	1,642	27.3	1.9	1.9
MEX20-172AWB	HG SZ	1,888.0	1,927.8	1,637	33.1	5.4	4.6
including		1,888.0	1,899.0	1,629	9.1	14.2	11.6
MEX20-172AWC	HG NZ	1,842.2	1,849.3	1,562	6.3	3.7	3.7
and	HG SZ	1,879.5	1,907.0	1,587	24.1	4.8	4.5
including		1,892.5	1,905.2	1,590	11.1	8.3	7.8
MEX20-180W	N of HG SZ	1,622.0	1,627.3	1,487	4.9	16.7	9.6
and	HG SZ	1,673.7	1,676.0	1,526	2.2	5.6	5.6
MEX20-182WA	HG NZ	1,608.0	1,629.0	1,329	18.5	5.7	5.1
including		1,611.5	1,617.7	1,327	5.5	14.2	12.1
and	HG SZ	1,671.8	1,685.5	1,370	11.9	1.3	1.3
MEX20-182WB	HG SZ	1,651.0	1,659.0	1,306	6.8	1.9	1.9
MEX20-186W	HG NZ	1,338.8	1,343.0	1,052	4.0	1.7	1.7
and	HG SZ	1,462.8	1,472.6	1,127	9.2	9.2	8.1
MEX20-191WB	N of HG SZ	1,556.9	1,563.0	1,405	5.6	6.5	6.5
and	HG SZ	1,571.4	1,579.0	1,417	6.9	1.9	1.9
MEX20-192W	N of HG WZ	1,797.6	1,813.7	1,645	13.0	1.7	1.7
and	HG WZ	1,821.0	1,830.8	1,661	7.9	1.8	1.8
MEX20-192WB	N of HG WZ	1,750.0	1,768.0	1,591	15.1	2.6	2.6
and	HG WZ	1,791.0	1,808.0	1,622	14.1	1.4	1.4
MEX20-193WC	N of HG SZ	1,733.0	1,744.0	1,544	9.2	4.4	2.9
and	HG SZ	1,748.4	1,773.0	1,563	20.4	3.9	3.8
including		1,755.4	1,761.0	1,561	4.6	8.1	7.7
and	S of HG SZ	1,782.0	1,795.0	1,587	10.8	2.8	2.8
MEX20-193WD	N of HG SZ	1,739.0	1,744.2	1,522	4.1	3.4	3.4
and	HG SZ	1,754.8	1,770.3	1,539	12.4	8.8	8.2
and	S of HG SZ	1,774.1	1,780.9	1,550	5.4	3.7	3.7
MEX20-195EXT	HG NZ	1,574.0	1,606.0	1,237	26.8	6.1	5.8
including		1,583.0	1,588.0	1,234	4.2	12.0	10.5
and	S of HG SZ	1,685.0	1,695.0	1,284	7.9	3.0	3.0
MEX20-195EXTW	HG NZ	1,536.3	1,546.5	1,174	9.9	3.3	3.3
and	S of HG SZ	1,639.0	1,650.9	1,232	11.3	6.5	6.5
MEX21-196ZB	HG NZ	1,287.7	1,291.3	1,125	3.4	4.9	4.6
and	HG SZ	1,347.0	1,352.1	1,166	4.7	11.2	9.0
RD20-4674	East Gouldie Ext	2,230.6	2,236.6	1,826	4.5	1.8	1.8
including		2,231.8	2,233.7	1,826	1.7	3.8	3.8
and	New - Unknown	2,634.6	2,645.0	2,103	8.6	3.5	3.5
RD21-4680A++	East Gouldie Ext	2,262.0	2,274.2	1,995	10.9	2.7	2.7
including		2,262.0	2,270.1	1,993	7.2	3.1	3.1

*Zones recognized at the East Gouldie deposit include: High-Grade West Zone ('HGWZ'); High-Grade North Zone (‘HGNZ'); High-Grade South Zone ('HGSZ'); North of High-Grade West Zone ('HGWZ'); South of HGWZ; and Between HGNZ and HGSZ.

 **Results from the East Gouldie deposit use a capping factor of 15 g/t gold.

 +Core length; true thickness unknown.

 ++Previously reported on April 29, 2021.

[Canadian Malartic Mine – Geology Plan Map]

[Canadian Malartic Mine – Composite Longitudinal Section]

Recent definition drilling results in the East Gouldie deposit continue to confirm the grade, width and overall shape of the orebody and are consistent with previously reported intercepts used for mineral resources estimation. Recent results in the Chert Zone also suggest the potential to add additional mineral resources between the East Malartic and East Gouldie deposits. The size and shape of the Chert Zone is not well understood yet, but recent results of drill hole MEX20-164WD, returning 7.0 g/t gold over 77.9 metres core length at 890 metres depth, warrant additional investigation.

Regional Exploration

The Canadian Malartic property, together with the Rand Malartic and Midway properties, consists of one contiguous block for a total area of 12,568.4 hectares that straddles the Cadillac Larder Lake Fault Zone over 16 kilometres.

As part of the regional exploration program at Canadian Malartic, up to three rigs drilled 20 drill holes totalling 16,086 metres (100% basis) during the first six months of 2021. On the Rand Malartic property, located immediately adjacent to the east of the Canadian Malartic mine property, the testing of deep targets is under way including the eastern extension of the Odyssey and East Gouldie deposits. Exploration is also ongoing around the former East Amphi Mine, located 3 kilometres northwest of the Canadian Malartic pit, where past production totaled 468,400 tonnes at 3.96 g/t gold for nearly 60,000 ounces of gold.

Rand Malartic

As reported in the Company's news release dated April 29, 2021, drilling from surface at the Rand Malartic property has identified the potential extension of the East Gouldie deposit in drill hole RD21-4680A, which encountered a wide gold-mineralized intercept 970 metres east of the easternmost drill hole completed to date into the East Gouldie mineralized envelope (previously reported hole MEX20-180), and approximately 1,150 metres from the current eastern limit of the East Gouldie mineral resources reported at year-end 2020.

Hole RD21-4680A intersected 2.7 g/t gold over 10.9 metres at 1,995 metres depth, including 3.1 g/t over 7.2 metres at 1,993 metres depth along the down-plunge eastern projection of the current mineral resources at East Gouldie. To further support the interpretation of an eastern extension to the East Gouldie deposit, hole RD20-4674 was extended to infill the large gap and intersected 1.8 g/t gold over 4.5 metres at 1,826 metres depth, including 3.8 g/t gold over 1.7 metres at 1,826 metres depth near the expected location of the East Gouldie horizon and 315 metres west and above the RD21-4680A discovery. Hole RD20-4674 was also extended further south to begin the investigation for potential parallel zones south of the currently known deposits. A new zone was intercepted in hole RD20-4674, approximately 400 metres south of the East Gouldie deposit, that returned 3.5 g/t gold over 8.6 metres at 2,103 metres depth. It appears nearly parallel to the East Gouldie Zone with similar mineralization and alteration characteristics representing a promising target to continue to investigate and further demonstrating the potential to make additional new discoveries in proximity to the planned underground mine infrastructure.

East Amphi

Recent work suggests that the mineralization remains open at depth below the historical underground mine, with hole EA21-4197 intersecting 2.0 g/t gold over an estimated true width of 29.8 metres at 544 metres depth. The zone consists of quartz veins or silica flooding with coarse-grained pyrite and occasional visible gold in talc-chlorite schist. This broad mineralized zone is comprised of several higher-grade sub-zones. Additional drilling will be considered to expand this zone.

Exploration Program in 2021

At Canadian Malartic in 2021, the Company expects to spend $11.9 million (50% basis) for 141,400 metres (100% basis) of exploration and conversion drilling focused on continued development of the East Gouldie deposit. The plan is to continue reducing the drill spacing to 75 metres across the East Gouldie deposit — including a small area at 40 metres spacing to help evaluate the minimum drill spacing required for the estimation of indicated mineral resources. Drilling will also continue to explore the East Gouldie Corridor extensions.

The first underground drill rig is planned to be mobilized in early July in the Odyssey Project ramp, and it will mainly be dedicated to the conversion of inferred mineral resources to indicated mineral resources at Odyssey South.

The Company expects to spend a further $3.2 million (50% basis) on 32,000 metres (100% basis) of exploration drilling in 2021 to test other regional targets at Canadian Malartic, including the Rand Malartic property, to target the Odyssey and East Gouldie eastern extensions and the East Amphi property.

Kirkland Lake Project – 2021 Drilling Focused on Infilling and Expanding Mineral Resources at Upper Beaver Deposit

The 100% owned Kirkland Lake project in northeastern Ontario covers approximately 25,506 hectares (approximately 35 kilometres long by 17 kilometres wide) in the prolific Kirkland Lake mining district.

The Upper Beaver deposit is located in the north-east area of the Company's Kirkland Lake property. Gold deposits in the Kirkland Lake district are genetically and spatially related to major regional structures, most notably the east-west trending Cadillac-Larder Lake Deformation Zone and the northeast-trending Main Break. The Upper Beaver deposit is atypical when compared to other deposits in the district but shows similar characteristics to those hosted in Temiskaming-age intrusions.

The Upper Beaver deposit is a gold-copper rich orebody that contains both vein and replacement-style mineralization. It extends from surface to approximately two kilometres below surface and remains open at depth. Gold mineralization occurs either as free/visible gold that is relatively common throughout the deposit or associated with sulphides. Copper mineralization occurs predominantly as chalcopyrite and occasionally as bornite in disseminations or in stringers/stockwork veinlets.

During the second quarter of 2021, 49 holes (18,560 metres) were completed at Upper Beaver, for a total of 116 holes (39,574 metres) during the first half of 2021. Selected recent intercepts from deep drilling at the Upper Beaver deposit are set out in the table and composite longitudinal section below. The drill hole coordinates are set out in the Appendix of this news release.

Selected recent exploration drill results from the Upper Beaver deposit at the Kirkland Lake project

Drill hole	Zone	From (metres)	To (metres)	Depth of mid- point below surface (metres)	Estimated true width (metres)*	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)**	Copper grade (%) (uncapped)

Shallow conversion program
KLUB20-358E	Shallow Basalts	295.5	300.0	203	4.5	10.2	10.2	0.07
KLUB20-618	Shallow Basalts	32.5	65.0	36	22.8	3.1	3.1	0.10
including		32.5	39.7	27	5.0	7.1	7.1	0.28
KLUB20-629	Shallow Basalts	33.3	71.0	43	32.8	1.9	1.9	0.21
and		113.0	124.0	97	9.6	3.3	3.3	0.13
KLUB20-632	Shallow Basalts	256.0	272.2	190	12.4	3.2	3.2	0.22
and	Shallow Basalts	288.0	304.3	212	11.5	4.8	4.8	0.15
KLUB20-641A	Shallow Basalts	203.0	213.1	152	8.7	2.5	2.5	0.99
and	Shallow Basalts	304.7	313.3	223	6.5	3.6	3.6	0.18
KLUB21-696	Shallow Basalts	340.5	350.2	276	7.7	3.6	3.6	0.04
KLUB21-717	Shallow Basalts	359.5	371.0	258	9.7	2.7	2.7	0.07
and	Shallow Basalts	376.5	384.8	269	7.0	12.3	6.6	0.23
KLUB21-718	Porphyry Zone	208.5	214.8	171	4.2	4.8	4.8	0.09

Drill hole	Zone	From (metres)	To (metres)	Depth of mid- point below surface (metres)	Estimated true width (metres)*	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)**	Copper grade (%) (uncapped)
and	Porphyry Zone	244.0	249.9	199	4.2	17.2	8.2	0.07
and	Porphyry Zone	276.0	306.5	234	21.0	2.3	2.3	0.28
KLUB21-723	Porphyry Zone	196.9	206.0	142	6.8	4.3	4.3	0.33
KLUB21-726	Q zones	147.0	151.0	106	3.3	7.4	7.4	0.13
Deep conversion program
KLUB20-163W10	FW Zone	1,309.8	1,315.0	1,211	3.7	9.0	9.0	0.06
KLUB20-163W11	FW Zone	1,260.0	1,272.2	1,156	9.0	22.6	14.4	0.66
KLUB21-163W12+	FW Zone	1,296.8	1,343.6	1,212	33.2	27.7	13.8	0.63
including		1,296.8	1,314.0	1,199	12.2	62.6	28.1	0.97
including		1,323.7	1,331.3	1,219	5.4	21.3	13.3	0.70
KLUB21-163W15	FW Zone	1,245.0	1,257.0	1,134	9.5	16.9	13.0	0.38
KLUB21-163W16	Porphyry Zone	1,236.5	1,256.1	1,138	14.7	4.6	4.6	0.16
including		1,243.5	1,251.0	1,140	5.6	9.0	9.0	0.15
and	FW Zone	1,292.0	1,313.0	1,190	14.8	21.7	21.2	0.67
KLUB21-307W11	Porphyry Zone	1,621.9	1,627.5	1,424	4.8	13.8	13.8	0.97

*Estimated true width values are preliminary.

**Holes in the shallow basalts and crown pillar at the Upper Beaver deposit use a capping factor of 30 g/t gold. Holes in the Deep East Porphyry and Footwall zones of the Upper Beaver deposit use a capping factor of 90 g/t gold.

+Previously reported on April 29, 2021.

[Upper Beaver Deposit at Kirkland Lake Project – Composite Longitudinal Section and Geology Plan Map]

Shallow Conversion Program

Significant new intersects were encountered in all areas of the Upper Beaver deposit at shallow levels ranging from near surface to less than 300 metres vertical depth. The shallow portion of the deposit is mostly hosted by basaltic volcanic rocks and is characterized by multiple phases of cross-cutting veins and veinlets forming a stacking of multiple zones. The Company's selection of mineralized intersects includes a variety of different settings ranging from wide, lower-grade gold intervals to narrow, higher-grade veins, with variable copper content. Most mineralized zones are steeply-dipping (50-70°), strike northeast to north-northeast, and are controlled by quartz-carbonate veining or chalcopyrite-magnetite disseminated mineralization and veinlets.

Drill hole KLUB21-718 is representative of the shallow portion of the deposit with three significant intercepts within a 100-metre envelope of 4.8 g/t gold and 0.09% copper over 4.2 metres at 171 metres depth; 8.2 g/t gold and 0.07% copper over 4.2 metres at 199 metres depth; and 2.3 g/t gold and 0.28% copper over 21.0 metres at 234 metres depth, demonstrating the stacked nature of the interpreted zones within the shallow levels of the deposit.

Deep Conversion Program

Conversion and expansion of mineral resources at depth, especially within the Footwall Zone, has been the main focus of deep drilling at Upper Beaver in 2021. In the Company's news release dated April 29, 2021, the Company announced the most significant intercept to date at the Kirkland Lake project with hole KLUB21-163W12 returning 28.1 g/t gold (capped) and 0.97% copper over 12.2 metres at 1,199 metres depth within a wider zone returning 13.8 g/t gold (capped) and 0.63% copper over 27.7 metres at 1,212 metres depth.

Follow-up drilling around this interval has extended the high grade mineralization footprint above the current mineral resources outline of the Footwall Zone, as demonstrated by multiple significant new intercepts including drill hole KLUB21-163W16, which returned 21.2 g/t gold (capped) and 0.67% copper over 14.8 metres at 1,190 metres depth.

Robust gold intersections obtained so far in 2021 within the Footwall Zone are expected to have a significant impact on size and potentially average grade of this zone in the next mineral reserve and mineral resource estimate update. These positive drill results will be incorporated in an internal technical study which is now expected in 2022.

Exploration Plans for 2021

Approximately 52,200 metres of drilling are planned at the Kirkland Lake project this year, with the conversion program at Upper Beaver remaining the focus. Regional exploration programs will also continue over different areas of the large land package owned by Agnico Eagle in the Kirkland Lake district. The main areas of interest will be the Upper Canada, Munro, Skead and Bidgood properties. The Company anticipates drilling between 10,000 and 15,000 metres on conceptual geological and structural interpretations as well as geophysical targets.

NUNAVUT REGION

Agnico Eagle has identified Nunavut as a politically attractive and stable jurisdiction with enormous geological potential. With the Company's Meliadine mine and Meadowbank Complex (including the Amaruq satellite deposit), together with the recently acquired Hope Bay mine and other exploration projects, Nunavut is a strategic operating platform that builds on the Company's established infrastructure, access roads, procurement synergies and the region's tremendous geological potential, with the ability to generate strong gold production and cash flows over several decades.

Meliadine – Significant Exploration Results from Pump Deposit at Depth; Shallow High-Grade Mineralized Intercepts at Aquarius Target in Regional Exploration

Mine Site Conversion and Exploration Drilling Updates

The Meliadine property includes seven gold deposits, six of which are part of the current mine plan. Tiriganiaq is the largest of the deposits with a strike length of approximately 3.0 kilometres at surface and a known depth of 812 metres.

Detailed exploration drill results at Meliadine were last reported in the Company's news release dated February 11, 2021.

Exploration during the first half of 2021 at the Meliadine mine site and nearby areas focused on infilling inferred mineral resources at depth in the Wesmeg deposit (9 holes totalling 2,960 metres) and deep exploration drilling at the Pump deposit (11 holes totalling 7,250 metres) where conversion and extension of the mineral resources returned positive results which are presented below.

Recent exploration highlights from the Meliadine property are set out in the table and composite longitudinal section below. The drill holes coordinates are presented in the Appendix.

Selected recent exploration drill results from the Pump deposit and regional exploration at Meliadine

Drill hole	Lode	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped*)
M21-3239	Pump North	287.5	290.4	260	2.5	4.5	4.5
M21-3239	Pump South	468.0	473.4	412	4.4	8.5	8.5
M21-3240	Pump North	157.4	161.2	146	3.4	9.7	5.7
and	Pump South	493.0	496.7	431	3.0	4.5	4.5
M21-3243	Pump South	439.8	442.8	383	2.5	57.4	17.0
M21-3253	Pump North	241.6	248.0	210	5.1	18.0	18.0
M21-3254	Pump South	456.4	460.6	399	3.6	3.2	3.2
M21-3255	Pump North	246.1	249.5	218	2.9	6.8	6.8
and	Pump South	438.5	443.2	382	3.9	14.1	14.1
M21-3256	Pump North	254.9	259.0	238	4.1	6.9	6.9
M21-3258	Pump South	580.3	585.4	508	4.2	44.9	22.6
M21-3271	Pump North	409.8	434.4	368	20.0	3.9	3.9

Drill hole	Lode	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped*)
and	Pump South	607.4	611.5	519	3.2	8.7	8.7
M21-3262	Aquarius**	123.6	127.4	93	3.5	21.7	21.7
M21-3263	Aquarius**	31.0	35.1	25	3.8	2.8	2.8
and	Aquarius**	62.5	64.9	47	2.3	7.6	7.6

*A capping factor of 40 g/t gold is used at the Pump deposit.

**Holes drilled at the Aquarius target in regional exploration at Meliadine.

[Meliadine Mine – Plan Map & Pump Composite Longitudinal Section]

During the first half of 2021, exploration drilling was focused on the Pump deposit testing both the Pump North and Pump South lodes.

Approximately 8,079 metres of drilling have been completed at Pump to date in 2021. Drilling at Pump South returned positive results, including: hole M21-3255, which intersected 14.1 g/t gold over 3.9 metres at 382 metres depth; and hole M21-3239, which intersected 8.5 g/t gold over 4.4 metres at 412 metres depth and extended Pump South by 80 metres depth along the plunge. Approximately 120 metres to the west, hole M21-3243 intersected 9.6 g/t gold over 5.1 metres at 383 metres depth, identifying the extension of the main ore shoot towards the west. Deeper down-plunge in the same shoot, hole M21-3258 intersected 22.6 g/t gold over 4.2 metres at 508 metres depth and hole M21-3271 intersected 8.7 g/t gold over 3.2 metres at 519 metres depth 250 metres away from the current mineral resources outline at Pump. On its way to the Pump South target, this drill hole also intersected the deep extension of the Pump North deposit that returned 3.9 g/t gold over 20.0 metres at 368 metres depth.

Regional Exploration

Regional exploration resumed at Meliadine in the second quarter of 2021, including at the Aquarius prospect, located 15 kilometres southeast of the Meliadine mine and 3 kilometres northwest of the Discovery deposit. Aquarius lies in a sedimentary sequence and is hosted within a folded banded iron formation ("BIF") north of the Pyke fault. The BIF is injected with quartz-chlorite veins mineralized with pyrrhotite, arsenopyrite and visible gold. The gold mineralization is found within the veins and throughout the BIF. This geological setting is similar to the Discovery deposit. Current drilling at Aquarius has targeted both the North Limb and South Limb of the folded BIF.

The 2021 drill program is following up on two reconnaissance drill holes drilled in 2020 that returned 13.0 g/t gold over 3.9 metres and 1.5 g/t gold over 12.4 metres, only 600 metres east of the historical showing. Initial drilling in 2021 at the Aquarius prospect returned 21.7 g/t gold over 3.5 metres at 93 metres depth in hole M21-3262 in the North Limb of the folded BIF. Hole M21-3263 intersected 2.8 g/t gold over 3.8 metres at 25 metres depth in the North Limb of the BIF followed by 7.6 g/t gold over 2.3 metres at 47 metres depth in the South Limb.

Additional drilling is warranted to test the extensions of the mineralization in both the North and South limbs laterally and at depth. The next round of drilling, totalling approximately 2,000 metres, is expected to start in August 2021.

Overall at Meliadine in 2021, the Company expects to spend $8.3 million for 44,000 metres of capitalized drilling with a focus on conversion at the Tiriganiaq, Normeg and Wesmeg deposits, as well as exploration drilling of the Tiriganiaq, Wesmeg, Pump, F-Zone and Wolf deposits. The Company expects to spend an additional $1.5 million for 7,000 metres of regional exploration drilling on the wider Meliadine property.

Hope Bay – Ramping Up of Exploration Activity; Drilling Prioritizes Doris and Madrid Deposits in Initial Phase of Program

On February 2, 2021 the Company completed its acquisition of TMAC Resources Inc. ("TMAC") which holds a 100% interest in the Hope Bay mine in Nunavut. The 181,677-hectare property hosts two 80 km long greenstone belts (Hope Bay and Elu) where the Company sees tremendous potential to validate and further increase the historical mineral reserves and mineral resources.

The Hope Bay project has seen significant historical exploration activity, including more than one million metres of drilling with approximately 90% of the drilling occurring on the established deposits of Doris, Madrid and Boston. As a result, the project hosts a large historical mineral resource of 1.6 million tonnes of measured mineral resources grading 9.5 g/t gold (481,000 ounces of gold), 20.2 million tonnes of indicated mineral resources grading 7.2 g/t gold (4.7 million ounces of gold) and 10.9 million tonnes of inferred mineral resources grading 6.1 g/t gold (2.1 million ounces of gold), as at December 31, 2019. The historical measured and indicated mineral resources include historical proven mineral reserves of 99,000 tonnes grading 4.1 g/t gold (13,000 ounces of gold) and historical probable mineral reserves of 16.8 million tonnes grading 6.5 g/t gold (3.5 million ounces of gold).

The Company is ramping up delineation, conversion and exploration drilling programs at the Hope Bay property using three rigs from underground and four rigs at surface. At the northern end of the Hope Bay greenstone belt, the Doris deposit is currently in production and the operation hosts all of Hope Bay's mining, processing and camp facilities. The Madrid deposit is located 8 kilometres south of the Doris mine and can be accessed year-round by road. Approximately 65 kilometres farther south is the Boston deposit, which also has an exploration camp and exploration ramp infrastructure.

In the first half of 2021, 260 holes were drilled totalling 43,460 metres on the Hope Bay property at the Doris and Madrid deposits, including drilling completed by TMAC in 2021 prior to its acquisition by the Company.

Doris Deposit Exploration

At the Doris deposit, three drill rigs are operating underground delineating and exploring the BTD Zone and West Valley Zone extensions and initiating infill drilling in the DCN Zone in preparation for production activities, while one surface drill rig is testing the northern extension of the BTD Zone.

The Doris deposit consists of north-south trending, structurally controlled quartz veins in sheared and altered mafic volcanic rocks. Gold occurs in the veins both as disseminations and in association with pyrite. Veins typically range from a few centimetres to several metres in width and the veins can be traced for up to 3.0 kilometres along strike. The Company believes there is good potential to extend the deposit along strike to the north and to add to the mineral resources at Doris beneath the diabase dike with continued drilling on the BTD Extension, BTD Connector/West Valley and BTD Central zones.

Selected recent drill intercepts from the Doris deposit are set out in the table and composite longitudinal section below. The drill coordinates are set out in the Appendix.

Selected recent drill results from the Doris deposit at Hope Bay

Drill hole	Location	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
DBE21-50272	BTD Ext	133.8	142.0	338	6.0	5.1	5.1
DBE21-50286	BTD Ext	58.0	62.3	367	3.1	18.1	17.8
DBE21-50287	BTD Ext	56.8	62.0	367	2.2	16.0	16.0
DBE21-50288	BTD Ext	51.0	54.0	368	1.9	4.0	4.0
and	BTD Ext	56.0	59.0	367	2.3	5.7	5.7
DBE21-50328	BTD Ext West Limb	434.8	437.8	309	2.5	44.7	10.9
DBE21-50329	BTD Ext	55.0	58.2	367	1.5	10.6	10.6
DBE21-50331	BTD Ext	35.5	39.0	374	2.2	5.6	5.6
DCN21-50210	Doris Central	27.8	33.2	134	5.2	26.6	20.2
and	Doris Central	44.5	47.7	142	2.7	11.0	11.0
DCN21-50211	Doris Central	33.0	36.0	124	2.8	6.6	5.7

Drill hole	Location	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
and	Doris Central	79.8	83.3	133	3.3	10.0	10.0
DCN21-50212	Doris Central	22.5	26.0	127	3.4	7.2	7.2
and	Doris Central	44.0	51.2	136	6.3	4.6	4.6
and	Doris Central	83.7	87.3	150	2.5	6.2	6.2
DCN21-50213A	Doris Central	28.1	31.9	132	3.0	113.0	5.9
and	Doris Central	48.3	54.5	142	4.9	6.4	6.4
DCN21-50214	Doris Central	23.4	26.9	132	3.3	5.6	5.6
and	Doris Central	35.4	41.4	139	5.5	5.6	5.6
DCN21-50216	Doris Central	23.0	27.5	133	4.5	4.0	4.0
and	Doris Central	67.3	70.6	157	2.8	19.4	19.4
DCN21-50217	Doris Central	78.9	82.3	119	3.3	7.9	7.9
DCN21-50218	Doris Central	60.0	65.0	132	4.8	15.5	12.3
DCN21-50219	Doris Central	23.1	27.0	128	3.8	17.4	17.4
and	Doris Central	63.0	67.0	145	3.8	14.6	14.6
DCN21-50222	Doris Central	25.0	33.1	135	7.6	5.6	5.6
and	Doris Central	37.3	40.7	141	2.9	4.5	4.5
and	Doris Central	76.8	80.0	163	2.6	3.6	3.6
DCN21-50226	Doris Central	71.9	76.0	270	4.0	7.5	7.5
DCN21-50240	Doris Central	40.6	45.0	153	4.0	26.1	18.4
DCN21-50241	Doris Central	38.4	55.7	157	11.8	6.8	6.6
and	Doris Central	89.3	107.0	199	9.0	3.8	3.8
DCN21-50242	Doris Central	45.0	48.0	156	2.4	36.3	12.3
and	Doris Central	53.5	56.9	163	2.6	14.0	14.0
and	Doris Central	96.0	103.7	199	6.2	23.5	18.9
DCN21-50268	Doris Central	96.0	105.1	236	8.2	10.8	8.6
DCN21-50277	West Valley	25.8	34.4	282	7.1	34.0	12.0
DCN21-50307	Doris Central	69.5	75.5	229	5.7	10.9	10.9
DCN21-50310	Doris Central	63.9	67.4	252	3.4	85.6	28.0
DCN21-50389	Doris Central	37.0	40.3	100	1.9	24.2	16.1

*Results from the Doris deposit at Hope Bay use a capping factor of 50 g/t gold.

[Doris Deposit at Hope Bay Mine – Composite Longitudinal Section]

The surface exploration at Doris North is targeting the BTD Zone's northern extension including the fold hinge and limbs in the volcanic sequence that hosts the high-grade zone in quartz veins at the contact of mafic volcanic rock.

Drill hole DBE-21-50328 has confirmed the extension of the BTD Zone by 100 metres north of the current mineral resources limit, intersecting 10.9 g/t gold over 2.5 metres on the west limb at 309 metres depth. This hole is located 150 metres south of the historical holes DC-1, DC-2 and DC-5 that were highlighted by TMAC in a news release dated August 19, 2019. With these new results, the Company sees potential to extend the BTD Extension Zone farther north and additional drilling is currently being planned to follow up on these positive results.

Underground infill drilling in the DCN Zone to date has confirmed historical grades and zone geometry and has identified the potential down-plunge extension of the West Valley Zone parallel and to the west of the DCN Zone. Hole DCN21-50277 intersected 12.0 g/t gold (34.0 g/t uncapped) over 7.1 metres at 282 metres depth, representing a 75 metre step-out from the current mineral resources limit and the mineralized structure remains open laterally and at depth. These new results could significantly expand the current West Valley Zone mineral reserves and mineral resources.

Madrid Deposit Exploration

Three drill rigs are currently operating at Madrid, mostly targeting the Naartok West Zone. So far in 2021, a total of 14,028 metres in 56 holes were completed at Madrid on the Naartok West and Naartok East zones. In the Madrid area, several mineralized zones have been delineated within a north-south trending package of sheared and altered mafic volcanic, gabbroic and ultramafic rocks. The gold mineralization typically occurs with pyrite in quartz-carbonate stockworks with a strong silicification and albitization.

Drilling in the shallow portion of the Madrid deposit is testing the area around the ramp portal in the Naartok West Zone to delineate the upper portion of the deposit while investigating potential parallel structures in the hanging wall and footwall of the main ore zone.

Selected recent drill intercepts from definition drilling on Naartok West Zone at the Madrid deposit are set out in the table and composite longitudinal section below. The drill coordinates are set out in the Appendix.

Selected recent drill results from Naartok West Zone at Madrid deposit at Hope Bay

Drill hole	Location	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
NWS21-80037	NW Main	49.5	55.5	47	4.6	9.0	9.0
and	NW Main	100.5	113.00	85	11.8	9.0	9.0
NWS21-80038A	NW Main	99.9	110.5	92	9.4	2.9	2.9
and	NW Main	114.5	136.3	108	17.4	7.9	7.9
NWS21-80039	NW HW/NW Main/NW FW	135.4	143.0	132	4.9	8.6	8.6
and	NW HW/NW Main/NW FW	146.0	150.0	140	3.1	9.0	9.0
and	NW HW/NW Main/NW FW	241.5	245.0	221	2.9	11.3	5.6
NWS21-80042	NW HW/NW Main/NW FW	63.1	66.6	55	3.0	19.9	19.8
and	NW HW/NW Main/NW FW	90.0	118.51	81	26.0	12.3	10.7
NWS21-80043	NW Main	116.0	125.0	103	8.0	3.8	3.8
NWS21-80046	NW Main	75.6	99.8	74	22.1	7.1	7.1
NWS21-80047	NW Main	85.0	90.6	80	4.9	15.8	15.8
NWS21-80049	NW Main	137.8	157.2	148	11.0	7.0	7.0
NWS21-80066	NW Main	87.2	96.5	81.9	8.6	5.1	5.1
NWS21-80074	NW Main	105.3	110.7	105	5.0	24.6	13.2
NWS21-80077	NW Main	85.0	105.4	90	18.6	11.0	10.0

*Results from the Madrid deposit at Hope Bay use a capping factor of 50 g/t gold.

[Madrid Deposit at Hope Bay Mine – Composite Longitudinal Section]

Results in the Naartok West Zone are returning intercepts in line with expectations in the main mineralized zone and are identifying the potential to add mineral resources within the footwall and the hanging wall of the main ore zone, where historical and recent intercepts suggest continuity of mineralization and locally significant high grade values that warrant additional investigation.

Exploration Plan and Budget

The Company expects to spend $16.2 million for 69,600 metres of drilling at the Hope Bay property in 2021, including $5.5 million for 29,800 metres of delineation drilling to support production at the Doris mine and $10.7 million for 39,800 metres of drilling on exploration targets around the Doris and Madrid and other regional targets along the Hope Bay greenstone belt. The Company continues to evaluate exploration priorities and metres allocated on each program and may adjust the allocation of drilling during the course of 2021.

A review of the historical estimates for mineral reserves and mineral resources at Hope Bay is under way. The Hope Bay project was not included in the Company's 2020 year-end mineral reserve and mineral resource estimate considering the timing of the acquisition on February 2, 2021.

The Hope Bay project has been subject to a significant amount of diamond drilling both by TMAC and previous operators. For further details on the historical estimates of mineral reserves and mineral resources at Hope Bay, refer to the Appendix of this news release.

There is also excellent exploration potential at a regional scale within the Hope Bay and Elu greenstone belts. The majority of historical and recent exploration has focused on defining and expanding the known deposits. However, to date, over 90 regional exploration targets have been defined by surface mapping and sampling, and geophysical and geochemical surveys.

FINLAND

Agnico Eagle's Kittila mine in Finland is the largest primary gold producer in Europe and hosts the Company's largest mineral reserves. The expansion of the Kittila mill to 2.0 million tonnes per annum was completed in the fourth quarter of 2020. An underground shaft is under construction and is expected to be commissioned in 2022. Exploration activities continue to expand the mineral reserves and mineral resources at the Kittila mine. Near mine exploration remains the main focus as the deposit remains open at depth and laterally. The large, 19,213 hectare Kittila property hosts additional parallel structures that have similarities to the Suurikuusikko main break.

Kittila – Drilling Confirms and Extends Main and Sisar Zones in Suuri, Roura and Rimpi Areas

The Kittila mine and the Suurikuusikko property are hosted by Proterozoic rocks of the Svecofennian province. The geology and metallogeny of this area are similar to the Canadian Shield or the Birimian Shield of West Africa. The orogenic Suurikuusikko gold deposit (Kittila mine) is located within the Paleoproterozoic Central Lapland Greenstone Belt which was metamorphosed and deformed during the 1.91-1.80 Ga Svecofennian orogenic events. Gold mineralization is refractory with the gold occurring mainly within arsenopyrite and pyrite.

Originally discovered in 1986 by the Geological Survey of Finland, 100% of the Kittila property was acquired by Agnico Eagle through the acquisition of Riddarhyttan Resources AB in 2005. Production started in 2008 using open pit mining and, since 2012, all of the Kittila ore has been mined from underground operations.

The 2021 exploration and conversion program plans for 74,500 metres of drilling that aims to further explore and expand Kittila's mineral reserve and mineral resource potential. A main focus is to demonstrate the economic potential of the Sisar Zone as a new mining horizon at Kittila below the current mineral resources limit at 1,540 metres depth to assess the full potential of the project.

During the first half of 2021 at the Kittila mine, exploration drilling totaled 15 holes (9,519 metres) and conversion drilling totaled 57 holes (16,890 metres).

Selected recent drill results from the Kittila mine are set out in the table and composite longitudinal section below. The drill coordinates are set out in the Appendix.

Selected recent drill results from the Main and Sisar zones in the Suuri, Roura and Rimpi areas at the Kittila mine

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)
RIE20-608	Sisar Central	287.0	293.0	1,128	5.1	4.1
RIE20-613	Sisar Top	254.0	266.0	1,085	10.9	5.2
RIE20-615	Sisar Top	236.0	239.5	1,084	3.2	3.9
RIE20-700B	Sisar Deep	765.0	771.0	1,556	4.6	3.7
RIE20-700C	Sisar Deep	791.0	797.0	1,615	4.6	6.0
RIE21-700	Sisar Deep	1,037.0	1,053.6	1,843	12.6	5.0
and	Sisar Deep	1,087.0	1,095.0	1,862	6.4	3.0
RIE21-700C	Sisar Deep	1,146.0	1,152.5	1,945	4.6	3.6
and	Sisar Deep	1,168.2	1,179.0	1,957	7.8	10.7
and	Sisar Deep	1,196.0	1,200.3	1,968	3.1	4.1
ROD21-700B	Main Roura	252.0	259.2	1,187	3.0	2.9
and	Sisar Central	531.0	543.0	1,397	6.6	4.5
including		531.0	537.6	1,395	3.6	5.9
RUG20-527	Main Roura	150.0	171.4	1,064	17.1	5.1
including		158.0	170.7	1,065	10.2	7.2
RUG20-529	Main Roura	166.3	195.0	930	27.1	7.1
and	Main Roura	198.5	203.0	923	4.2	6.0

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)
RUG20-530	Main Roura	197.0	221.0	910	21.2	4.7
including		199.0	207.0	912	7.1	6.3
RUG20-531	Main Roura	182.0	197.0	954	13.5	4.0
and	Main Roura	232.7	237.7	940	4.5	4.2

[Kittila Mine – Composite Longitudinal Section]

The first results from the deep exploration campaign around previously reported hole ROD15-704D (reported in February 2016) at approximately 1,900 metres depth were received in the second quarter of 2021. Hole RIE21-700C was targeted along the gold trend to the north and approximately 60 metres beneath hole ROD15-704D and it intersected three parallel mineralized sub-zones in the Sizar Zone with the middle intersection returning 10.7 g/t gold over 7.8 metres at 1,957 metres depth. This most recent drill hole is the deepest drilled to date at the Kittila mine. These results show that there is potential to expand the mineral resources at least 400 metres below the current vertical limit at 1,540 metres depth. Additional drilling is under way to further assess the potential of the deposit at depth.

Conversion drilling continued in the Roura area with positive results from several drill holes: hole RUG20-527 intersected 5.1 g/t gold over 17.1 metres at 1,064 metres depth; hole RUG20-529 intersected 7.1 g/t gold over 27.1 metres at 930 metres depth; hole RUG20-530 intersected 4.7 g/t gold over 21.2 metres at 910 metres depth; and hole RUG20-531 intersected 4.0 g/t gold over 13.5 metres at 954 metres depth. These holes demonstrate successful conversion drilling in the plunge of the Main Zone.

In exploration drilling in the Sizar Zone, hole RIE20-608 intersected 4.1 g/t gold over 5.1 metres at 1,128 metres depth, hole RIE20-613 intersected 5.2 g/t gold over 10.9 metres at 1,085 metres depth and hole RIE20-615 intersected 3.9 g/t gold over 3.2 metres at 1,084 metres depth. These intercepts confirm and extend the Sisar Zone mineral resources at this depth in the Rimpi area and confirm that the Sisar Zone mineralization continues north in the Rimpi area.

The ongoing conversion and exploration program is expected to result in a positive conversion of mineral resources to mineral reserves and add new mineral resources as exploration continues below the current mineral resources limit at 1,540 to 2,100 metres below surface around hole ROD15-704D in the contact area between Roura and Rimpi. This deep target area has good potential and is open at depth. The objective is to complete six to seven new intercepts in this area at depth before the end of the year.

Santa Gertrudis – Exploration Remains Focused on Extending Mineralized Structures of the Amelia, El Toro and Santa Teresa zones; Proof of Concept Drilling Ongoing at New Targets

Agnico Eagle acquired its 100% interest in the Santa Gertrudis gold property in November 2017. The 44,145-hectare property is located approximately 180 kilometres north of Hermosillo in Sonora, Mexico. Located in the Basin and Range physiographic province, Santa Gertrudis is characterized by mineralization styles that include structurally controlled, Carlin-style and low-sulphidation, with gold-silver deposits on the property hosted in Cretaceous-age sedimentary lithologies of the Bisbee group.

The property was the site of historic heap-leach operations that produced approximately 565,000 ounces of gold at a grade of 2.1 g/t gold between 1991 and 2000. The property has substantial surface infrastructure including pre-stripped pits, haul roads, water sources, and several buildings.

Drill results for the Santa Gertrudis project were last reported in the Company's news release dated February 11, 2021.

During the first half of 2021, drilling at Santa Gertrudis totaled 63 holes (27,693 metres) focused on advancing the Amelia, Santa Teresa, El Toro and other zones.

Recent exploration drilling highlights from the Santa Gertrudis project are set out in the table and local geology map below. The drill coordinates are set out in the Appendix.

Selected recent exploration drill results from the Amelia, Santa Teresa and El Toro zones at the Santa Gertrudis project

Drill Hole	Area	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*	Silver grade (g/t) (uncapped)	Silver grade (g/t) (capped)*
SGE20-407	Amelia	269.6	278.5	206	8.0	6.7	6.6	6	6
SGE21-422	Amelia	386.7	390.4	291	3.6	7.4	7.4	20	20
and	Amelia	485.0	491.0	335	5.8	2.4	2.4	8	8
and	Amelia	559.0	578.0	378	18.1	2.0	2.0	6	6
SGE21-426	Amelia	424.5	429.4	373	4.0	4.7	4.7	25	25
and	Amelia	444.0	480.2	395	33.9	2.7	2.7	11	11
including		468.4	477.0	402	8.3	5.7	5.7	15	15
including		485.3	490.2	414	4.5	4.4	4.4	14	14
SGE21-429	Amelia	146.0	151.1	19	5.0	6.6	6.6	4	4
SGE21-431	Santa Teresa	117.4	132.4	145	13.0	1.4	1.4	9	9
SGE21-437	Santa Teresa	36.0	42.0	19	5.5	1.3	1.3	5	5
SGE21-440	El Toro	363.0	374.0	347	9.5	4.0	4.0	1	1
SGE21-441	El Toro	201.7	211.0	195	8.3	3.3	3.3	3	3
SGE21-444	El Toro	294.2	298.0	270	3.0	2.6	2.6	1	1
and	El Toro	305.3	309.9	282	4.0	1.3	1.3	2	2

*Holes use a capping factor of 25 g/t gold and 1,000 g/t silver.  The cut-off grade used for these intervals is 0.3 g/t gold in oxide material and 1.0 g/t gold in sulphide material.  The minimum estimated true width is 3.0 metres.

[Santa Gertrudis Project – Local Geology Map]

The Amelia deposit contains almost half of the Santa Gertrudis project's mineral resource estimated as of December 31, 2020 (see the Company's news release dated February 11, 2021 for details on current mineral resources). The drilling campaign this year at Amelia is focused on delineating and expanding the deposit. Hole SGE20-407 in the central portion of the deposit intersected 6.6 g/t gold over 8 metres at 206 metres depth in oxide and, approximately 180 metres to the northeast, hole SGE21-422 intersected 7.4 g/t gold and 20 g/t silver over 3.6 metres at 291 metres depth. Located 85 metres west of hole SGE21-422, hole SGE21-426 in Amelia intersected three known structures that returned 4.7 g/t gold and 25 g/t silver over 4 metres at 373 metres depth and a wider structure of 2.7 g/t gold and 11 g/t silver over 33.9 metres at 395 metres depth (including 5.7 g/t gold and 15 g/t silver over 8.3 metres at 402 metres depth).

Delineation drilling will continue for the remainder of the year at Amelia to infill the mineral resources at both shallow and deep levels and along the high-grade shoot.

In the central part of the property at the El Toro deposit, deep drilling to target high grade feeder mineralization is ongoing to follow up on drill hole SGE20-394 that was previously reported on February 11, 2021, and intersected 3.4 g/t gold over 7.2 metres at 254 metres depth. Located 55 metres northeast of hole SGE20-394, hole SGE21-440 intersected 4.0 g/t gold over 9.5 metres at 347 metres depth. Located 85 metres southeast of hole SGE21-440, hole SGE21-444 intersected 2.6 g/t gold over 3 metres at 270 metres depth. Located 105 metres southeast of hole SGE21-444, hole SGE21-441 intersected 3.3 g/t gold over 8.3 metres at 195 metres depth. Follow up drilling will be carried out over the balance of 2021.

The Santa Teresa Zone, located 3.2 kilometres south of the Amelia deposit and 3.3 kilometres northwest of the El Toro deposit, contains shallow oxide mineralization under a small historical pit. The Company's drill holes have tested the parallel structures along 600 metres of strike. Hole SGE21-431 intersected 1.4 g/t gold and 9 g/t silver over 13 metres at 145 metres depth. Located 222 metres southwest of hole SGE20-431, hole SGE21-437 intersected 1.3 g/t gold and 5 g/t silver over 5.5 metres at 19 metres depth.

Exploration at Santa Teresa is currently focused on extending the mineralization for another 500 metres along strike to the northeast and approximately 150 metres below surface. An initial mineral resource estimate for Santa Teresa is planned to be completed by year-end.

Exploration for oxide and sulphide mineralization will continue in the Amelia, El Toro, Santa Teresa zones, and in the new La Leona target that is located west of Amelia. Exploration work carried out by the Company on the property in recent years is also demonstrating a potential to increase mineral resources by applying new concepts near the property's historical deposits. The Company will conduct drilling at the Central and Centauro targets to test these concepts.

Metallurgical drilling and studies will also be performed during the year to evaluate different recovery techniques for the oxide and sulphide deposits.

Exploration is ongoing at Santa Gertrudis with $11 million budgeted for 30,000 metres of drilling in 2021, focused on expanding the mineral resources, testing new targets and continuing metallurgical studies.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States and Colombia. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Forward-Looking Statements

The information in this news release has been prepared as at July 8, 2021. Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". When used in this news release, the words "anticipate", "could", "estimate", "expect", "forecast", "future", "plan", "possible", "potential", "will" and similar expressions are intended to identify forward-looking statements. Such statements include, without limitation: statements regarding anticipated future exploration; the estimated timing and conclusions of technical studies and evaluations; the methods by which ore will be extracted or processed; statements concerning the Company's expansion plans at Kittila, and the Odyssey project, including the timing, funding, completion and commissioning thereof and production therefrom; statements about the Company's plans at the Hope Bay mine; statements concerning projected exploration, including costs and other estimates upon which such projections are based; statements regarding timing and amounts of expenditures; estimates of future mineral reserves and mineral resources; statements regarding the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; the effect of drill results and other factors on future mineral reserves and mineral resources; and statements regarding anticipated trends with respect to the Company's operations, exploration and the funding thereof. Such statements reflect the Company's views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management's discussion and analysis ("MD&A") and the Company's Annual Information Form ("AIF") for the year ended December 31, 2020 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2020 ("Form 40-F") filed with the U.S. Securities and Exchange Commission (the "SEC") as well as: that governments, the Company or others do not take additional measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business; that cautionary measures taken in connection with the COVID-19 pandemic do not affect productivity; that measures taken relating to, or other effects of, the COVID-19 pandemic do not affect the Company's ability to obtain necessary supplies and deliver them to its mine sites and exploration sites; that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp up of operations at each of Agnico Eagle's properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle's expectations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company's operations at LaRonde, Goldex and other properties is as expected by the Company; that the Company's current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such risks include, but are not limited to: the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19, may affect the Company, whether directly or through effects on employee health, workforce productivity and availability (including the ability to transport personnel to the Meadowbank Complex, Meliadine mine and the Hope Bay mine which operate as fly-in/fly-out camps), travel restrictions, contractor availability, supply availability, ability to sell or deliver gold dore bars or concentrate, availability of insurance and the cost thereof, the ability to procure inputs required for the Company's operations and projects or other aspects of the Company's business; uncertainties with respect to the effect on the global economy associated with the COVID-19 pandemic and measures taken to reduce the spread of COVID-19, any of which could negatively affect financial markets, including the trading price of the Company's shares and the price of gold, and could adversely affect the Company's ability to raise capital; the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company's operations, including the LaRonde Complex and Goldex mine; mining risks; community protests, including by First Nations groups; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company's stock price; and risks associated with the Company's currency, fuel and by-product metal derivative strategies. For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company's other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

The mineral reserve and mineral resource estimates contained in this news release have been prepared in accordance with The Canadian Securities Administrators' NI 43-101. These standards are similar to those used by SEC Industry Guide No. 7, as interpreted by the SEC staff. However, the definitions in NI 43-101 differ in certain respects from those under SEC Industry Guide 7. Accordingly, mineral reserve and mineral resource information contained in this news release may not be comparable to similar information disclosed by United States companies. Under the SEC's Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended definitions of "proven mineral reserves" and "probable mineral reserves" in the SEC Modernization Rules, with definitions that are substantially similar to those used in NI 43-101.

United States investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable.

Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral reserve and mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces and mineral reserves are not reported as a subset of mineral resources.

Scientific and Technical Information

The scientific and technical information contained in this news release related to exploration activities has been approved by Guy Gosselin, Eng. and P.Geo., Senior Vice-President, Exploration, who is a "Qualified Person" for the purposes of NI 43-101.

The scientific and technical information relating to Agnico Eagle's mineral reserves and mineral resources contained herein (other than the Canadian Malartic mine) has been approved by Dyane Duquette, P.Geo., Corporate Director, Reserves Development of the Company; relating to mineral reserves and mineral resources at the Canadian Malartic mine and other Partnership projects such as the Odyssey project, has been approved by Sylvie Lampron, Eng., Senior Project Mine Engineer at Canadian Malartic Corporation (for engineering) and Pascal Lehouiller, P.Geo., Senior Resource Geologist at Canadian Malartic Corporation (for geology), each of whom is a "Qualified Person" for the purposes of NI 43-101.

Note Regarding Drill Results Tables

The pierce points for the drill results in this news release are shown on accompanying composite longitudinal sections. When the drill results for a project are not displayed graphically in three dimensions in the news release, the drill collar coordinates for each hole are set out in a table in the Appendix. Intercepts reported show uncapped and capped grades when appropriate over estimated true widths, based on geological interpretation that is being updated as new information becomes available with further drilling.

APPENDIX

Detailed Mineral Reserve and Mineral Resource at December 31, 2020

			MINERAL RESERVES
			As of December 31, 2020
OPERATION			PROVEN			PROBABLE			PROVEN & PROBABLE
GOLD	Mining Method	Ownership	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au
LaRonde	Underground	100%	4,338	5.11	712	10,828	6.53	2,272	15,166	6.12	2,984
LaRonde Zone 5	Underground	100%	5,155	2.09	346	6,601	2.08	442	11,756	2.08	788
LaRonde Complex Total			9,493	3.47	1,058	17,429	4.84	2,713	26,922	4.36	3,772
Canadian Malartic	Open Pit	50%	25,370	0.85	696	36,068	1.31	1,518	61,438	1.12	2,214
Goldex	Underground	100%	942	2.45	74	21,179	1.53	1,040	22,121	1.57	1,115
Akasaba West	Open Pit	100%	-		-	5,413	0.85	147	5,413	0.85	147
Amaruq	Open Pit	100%	950	2.06	63	18,920	3.72	2,261	19,870	3.64	2,324
Amaruq	Underground	100%	-		-	3,316	5.29	564	3,316	5.29	564
Amaruq Total			950	2.06	63	22,236	3.95	2,825	23,186	3.87	2,888
Meadowbank	Open Pit	100%	34	2.34	3	-		-	34	2.34	3
Meadowbank Complex Total			983	2.07	65	22,236	3.95	2,825	23,220	3.87	2,891
Meliadine	Open Pit	100%	181	4.10	24	5,460	4.70	826	5,640	4.68	850
Meliadine	Underground	100%	1,288	7.28	301	14,342	6.23	2,874	15,629	6.32	3,175
Meliadine Total			1,468	6.89	325	19,801	5.81	3,700	21,270	5.89	4,025
Upper Beaver	Underground	100%	-		-	7,992	5.43	1,395	7,992	5.43	1,395
Hammond Reef	Open Pit	100%	-		-	123,473	0.84	3,323	123,473	0.84	3,323
Kittila	Underground	100%	2,999	4.23	408	27,434	4.15	3,659	30,433	4.16	4,067
Pinos Altos	Open Pit	100%	62	0.88	2	3,605	1.26	146	3,667	1.25	148
Pinos Altos	Underground	100%	2,691	2.21	191	7,105	2.36	539	9,796	2.32	731
Pinos Altos Total			2,753	2.18	193	10,710	1.99	685	13,463	2.03	878
La India	Open Pit	100%	89	0.35	1	11,939	0.66	255	12,029	0.66	256
Totals			44,098	1.99	2,821	303,675	2.18	21,261	347,773	2.15	24,082

SILVER	Mining Method	Ownership	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag
LaRonde	Underground	100%	4,338	15.59	2,173	10,828	18.81	6,548	15,166	17.89	8,722
Pinos Altos	Open Pit	100%	62	13.24	27	3,605	33.68	3,904	3,667	33.34	3,931
Pinos Altos	Underground	100%	2,691	54.31	4,698	7,105	49.28	11,257	9,796	50.66	15,956
Pinos Altos Total	subtotal		2,753	53.38	4,725	10,710	44.03	15,162	13,463	45.94	19,886
La India	Open Pit	100%	89	1.38	4	11,939	3.01	1,155	12,029	3.00	1,159
Totals			7,180	29.90	6,902	33,478	21.24	22,865	40,658	22.77	29,767

COPPER	Mining Method	Ownership	000 Tonnes	%	tonnes Cu	000 Tonnes	%	tonnes Cu	000 Tonnes	%	tonnes Cu
LaRonde	Underground	100%	4,338	0.21	9,291	10,828	0.28	29,826	15,166	0.26	39,117
Akasaba West	Open Pit	100%	-		-	5,413	0.48	25,891	5,413	0.48	25,891
Upper Beaver	Underground	100%	-		-	7,992	0.25	19,980	7,992	0.25	19,980
Totals			4,338	0.21	9,291	24,233	0.31	75,696	28,571	0.30	84,987

ZINC	Mining Method	Ownership	000 Tonnes	%	tonnes Zn	000 Tonnes	%	tonnes Zn	000 Tonnes	%	tonnes Zn
LaRonde	Underground	100%	4,338	0.53	22,894	10,828	0.85	92,560	15,166	0.76	115,454
Totals			4,338	0.53	22,894	10,828	0.85	92,560	15,166	0.76	115,454

			MINERAL RESOURCES - As of December 31, 2020
OPERATION			MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
GOLD	Mining Method	Ownership	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au
LaRonde	Underground	100%	-		-	4,904	3.55	560	4,904	3.55	560	6,369	4.54	931
LaRonde Zone 5	Underground	100%	-		-	12,218	1.98	776	12,218	1.98	776	15,130	2.88	1,399
LaRonde Complex Total			-		-	17,122	2.43	1,336	17,122	2.43	1,336	21,499	3.37	2,330
Canadian Malartic	Open Pit	50%	149	0.55	3	538	0.59	10	686	0.58	13	3,532	0.74	85
Canadian Malartic	Underground	50%	-		-	2,028	1.42	92	2,028	1.42	92	156	1.52	8
Canadian Malartic Total			149	0.55	3	2,566	1.24	103	2,715	1.21	105	3,688	0.78	92
Odyssey	Underground	50%	-		-	1,000	1.90	61	1,000	1.90	61	13,853	2.05	913
East Malartic	Underground	50%	-		-	5,658	2.03	368	5,658	2.03	368	43,444	1.91	2,669
East Gouldie	Underground	50%	-		-	-		-	-		-	31,469	3.17	3,209
Goldex	Underground	100%	12,360	1.86	739	19,247	1.53	944	31,607	1.66	1,683	24,812	1.49	1,191
Akasaba West	Open Pit	100%	-		-	4,870	0.63	98	4,870	0.63	98	-		-
Zulapa	Open Pit	100%	-		-	-		-	-		-	391	3.14	39
Meadowbank	Open Pit	100%	-		-	1,145	2.46	90	1,145	2.46	90	4	2.06	0
Amaruq	Open Pit	100%	-		-	7,022	2.53	570	7,022	2.53	570	886	2.65	75
Amaruq	Underground	100%	-		-	6,571	4.28	904	6,571	4.28	904	7,924	4.70	1,198
Amaruq Total			-		-	13,593	3.37	1,474	13,593	3.37	1,474	8,810	4.50	1,273
Meadowbank Complex Total			-		-	14,738	3.30	1,564	14,738	3.30	1,564	8,814	4.49	1,274
Meliadine	Open Pit	100%	-		-	6,917	3.00	668	6,917	3.00	668	816	4.23	111
Meliadine	Underground	100%	81	3.66	10	11,779	3.83	1,452	11,860	3.83	1,461	11,451	5.94	2,186
Meliadine Total			81	3.66	10	18,697	3.53	2,120	18,777	3.53	2,129	12,267	5.82	2,297
Hammond Reef	Open Pit	100%	47,063	0.54	819	86,304	0.53	1,478	133,367	0.54	2,298	-		-
Upper Beaver	Underground	100%	-		-	3,636	3.45	403	3,636	3.45	403	8,688	5.07	1,416
AK Project	Underground	100%	-		-	1,268	6.51	265	1,268	6.51	265	2,373	5.32	406
Anoki-McBean	Underground	100%	-		-	1,868	5.33	320	1,868	5.33	320	2,526	4.70	382
Upper Canada	Open Pit	100%	-		-	2,006	1.62	104	2,006	1.62	104	1,020	1.44	47
Upper Canada	Underground	100%	-		-	8,433	2.28	618	8,433	2.28	618	17,588	3.21	1,816
Upper Canada Total			-		-	10,439	2.15	722	10,439	2.15	722	18,608	3.11	1,863
Kittila	Open Pit	100%	-		-	229	3.41	25	229	3.41	25	373	3.89	47
Kittila	Underground	100%	4,748	2.44	372	17,999	2.51	1,452	22,747	2.49	1,824	11,620	3.77	1,408
Kittila Total			4,748	2.44	372	18,228	2.52	1,477	22,976	2.50	1,849	11,993	3.77	1,454
Kuotko	Open Pit	100%	-		-	-		-	-		-	284	3.18	29
Kylmäkangas	Underground	100%	-		-	-		-	-		-	1,896	4.11	250
Barsele	Open Pit	55%	-		-	3,178	1.08	111	3,178	1.08	111	2,260	1.25	91
Barsele	Underground	55%	-		-	1,158	1.77	66	1,158	1.77	66	13,552	2.10	914
Barsele Total			-		-	4,335	1.27	176	4,335	1.27	176	15,811	1.98	1,005
Pinos Altos	Open Pit	100%	-		-	1,734	0.81	45	1,734	0.81	45	468	1.18	18
Pinos Altos	Underground	100%	-		-	15,701	1.66	837	15,701	1.66	837	3,090	1.86	185
Pinos Altos Total			-		-	17,436	1.57	882	17,436	1.57	882	3,558	1.77	203
La India	Open Pit	100%	9,781	0.87	274	1,309	0.73	31	11,091	0.85	305	419	0.55	7
Tarachi	Open Pit	100%	-		-	22,665	0.40	294	22,665	0.40	294	6,476	0.33	68
Chipriona	Open Pit	100%	-		-	1,266	1.08	44	1,266	1.08	44	12,799	0.68	278
El Barqueño Gold	Open Pit	100%	-		-	8,834	1.16	331	8,834	1.16	331	9,628	1.13	351
Santa Gertrudis	Open Pit	100%	-		-	5,778	0.60	111	5,778	0.60	111	19,691	1.18	746
Santa Gertrudis	Underground	100%	-		-	-		-	-		-	7,980	3.43	879
Santa Gertrudis Total			-		-	5,778	0.60	111	5,778	0.60	111	27,671	1.83	1,625
Totals			74,182	0.93	2,216	267,264	1.53	13,130	341,446	1.40	15,346	282,965	2.57	23,351

SILVER	Mining Method	Ownership	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag
LaRonde	Underground	100%	-		-	4,904	21.39	3,372	4,904	21.39	3,372	6,369	23.98	4,911
Kylmäkangas	Underground	100%	-		-	-		-	-		-	1,896	31.11	1,896
Pinos Altos	Open Pit	100%	-		-	1,734	16.45	917	1,734	16.45	917	468	42.00	632
Pinos Altos	Underground	100%	-		-	15,701	44.18	22,303	15,701	44.18	22,303	3,090	50.41	5,008
Pinos Altos Total			-		-	17,436	41.42	23,221	17,436	41.42	23,221	3,558	49.31	5,640
La India	Open Pit	100%	9,781	5.37	1,690	1,309	4.04	170	11,091	5.22	1,860	419	3.09	42
Chipriona	Open Pit	100%	-		-	1,266	49.81	2,028	1,266	49.81	2,028	12,799	75.59	31,104
El Barqueño Silver	Open Pit	100%	-		-	-		-	-		-	4,393	124.06	17,523
El Barqueño Gold	Open Pit	100%	-		-	8,834	4.73	1,343	8,834	4.73	1,343	9,628	16.86	5,218
Santa Gertrudis	Open Pit	100%	-		-	5,778	4.39	816	5,778	4.39	816	19,691	1.90	1,200
Santa Gertrudis	Underground	100%	-		-	-		-	-		-	7,980	25.39	6,515
Santa Gertrudis Total			-		-	-		-	-		-	27,671	8.67	7,715
Totals			9,781	5.37	1,690	39,528	24.35	30,950	49,309	20.59	32,640	66,733	34.51	74,050

COPPER	Mining Method	Ownership	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu
LaRonde	Underground	100%	-		-	4,904	0.13	6,371	4,904	0.13	6,371	6,369	0.27	17,352
Akasaba West	Open Pit	100%	-		-	4,870	0.37	18,246	4,870	0.37	18,246	-		-
Upper Beaver	Underground	100%	-		-	3,636	0.14	5,135	3,636	0.14	5,135	8,688	0.20	17,284
Chipriona	Open Pit	100%	-		-	1,266	0.03	404	1,266	0.03	404	12,799	0.13	16,670
El Barqueño Gold	Open Pit	100%	-		-	8,834	0.19	16,400	8,834	0.19	16,400	9,628	0.22	21,152
Totals			-		-	23,511	0.20	46,555	23,511	0.20	46,555	37,484	0.19	72,458

ZINC	Mining Method	Ownership	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn
LaRonde	Underground	100%	-		-	4,904	0.81	39,560	4,904	0.81	39,560	6,369	1.96	124,660
Chipriona	Open Pit	100%	-		-	1,266	1.31	16,569	1,266	1.31	16,569	12,799	0.81	103,906
Totals			-		-	6,171	0.91	56,129	6,171	0.91	56,129	19,168	1.19	228,566

Mineral reserves are not a subset of mineral resources. Tonnage amounts and contained metal amounts set out in this table have been rounded to the nearest thousand, so aggregate amounts may differ from column totals. Mineral reserves are in-situ, taking into account all mining recoveries, before mill or heap leach recoveries.

In prior periods, mineral reserves for all properties were typically estimated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC guidelines. These guidelines require the use of prices that reflect current economic conditions at the time of mineral reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices. Given the current commodity price environment, Agnico Eagle uses price assumptions that are below the three-year averages.

Assumptions used for the December 31, 2020 mineral reserves estimate at all mines and advanced projects reported by the Company

	Metal prices				Exchange rates
	Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)	C$ per US$1.00	Mexican peso per US$1.00		US$ per €1.00
Operations and projects	$1,250	$17	$2.75	$1.00	$1.30	MXP	18.00	EUR	1.15
Hammond Reef	$1,350	Not applicable	Not applicable	Not applicable	$1.30	Not applicable		Not applicable
Upper Beaver	$1,200	Not applicable	$2.75	Not applicable	$1.25	Not applicable		Not applicable

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The mineral reserves presented in this news release are separate from and not a portion of the mineral resources.

Modifying factors are considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors, together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.

Historical Mineral Reserve and Mineral Resource at Hope Bay

The Hope Bay Project has been subject to a significant amount of diamond drilling both by TMAC and previous operators. A NI 43-101 technical report published by TMAC on March 30, 2020, titled "NI 43-101 Technical Report On The Hope Bay Property, Nunavut, Canada" set out estimated mineral reserves and mineral resources at Hope Bay. While the Company reviewed this historical estimate as part of its due diligence investigation of TMAC and believes it to be relevant and reliable, a qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves and the Company is not treating the historical estimate as current mineral resources or mineral reserves. TMAC's technical report contained measured mineral resources of 0.48 million ounces of gold (1.6 million tonnes grading 9.5 g/t gold) and indicated mineral resources of 4.69 million ounces (20.2 million tonnes grading 7.2 g/t gold). Contained within the measured and indicated mineral resources were proven mineral reserves of 0.01 million ounces (0.1 million tonnes grading 4.1 g/t gold) and probable mineral reserves of 3.53 million ounces (16.8 million tonnes at 6.5 g/t gold). In addition, there was also inferred mineral resources of 2.13 million ounces (10.9 million tonnes at 6.1 g/t gold). The mineral reserve estimate above was prepared using an average long-term gold price of US$1,325 per ounce, a C$/US$ exchange rate of 1.34 and a cut-off grade of 4.0 g/t gold for longhole stopes, 3.0 g/t gold for incremental development ore required for mining and 2.0 g/t gold for the Madrid North crown pillar surface mining. The mineral resource estimate above was prepared using an average long-term gold price of US$1,500 per ounce, a C$/US$ exchange rate of 1.34 and a block cut-off grade of 3.5 g/t gold.

Additional Information

Additional information about each of the Company’s material mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d), as well as other information, can be found in Technical Reports, which may be found at www.sedar.com. Other important operating information can be found in the Company's AIF, MD&A and Form 40-F.

Property/Project name and location	Date of most recent Technical Report (NI 43-101) filed on SEDAR
LaRonde, LaRonde Zone 5 & Ellison, Quebec, Canada	March 23, 2005
Canadian Malartic, Quebec, Canada	March 25, 2021
Kittila, Kuotko and Kylmakangas, Finland	March 4, 2010
Meadowbank Gold Complex including the Amaruq Satellite Mine Development, Nunavut, Canada	February 14, 2018
Meliadine, Nunavut, Canada	February 11, 2015

EXPLORATION DRILL COLLAR COORDINATES

Meliadine	Drill Collar Coordinates*
Drill hole	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
M21-3239	6987114	540247	61	201	-67	516
M21-3240	6987163	540181	62	202	-67	558
M21-3243	6987081	540127	62	204	-65	465
M21-3253	6987034	540522	62	216	-66	501
M21-3255	6987062	540307	62	199	-65	561
M21-3258	6987272	540170	62	201	-68	630
M21-3262	6982618	552464	68	198	-47	168
M21-3263	6982591	552401	67	199	-47	87
M21-3271	6987347	540121	62	203	-67	681
*Coordinate System NAD 1983 UTM Zone 17N

Hope Bay	Drill Collar Coordinates*
Drill hole	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
DBE21-50272	7560277	433953	-342	96	21	196
DBE21-50329	7560173	433997	-343	122	17	109
DBE21-50286	7560173	433996	-341	105	15	97
DBE21-50287	7560173	433997	-343	120	16	90
DBE21-50288	7560172	433996	-341	135	15	90
DBE21-50328	7560376	433817	46	90	-62	553
DBE21-50331	7560172	433996	-341	128	13	109
DCN21-50216	7557747	433801	-78	89	-36	130
DCN21-50268	7557790	433742	-226	114	18	148
DCN21-50307	7557737	433755	-201	90	11	120
DCN21-50310	7557737	433755	-202	95	-8	115
DCN21-50389	7557654	433801	-76	56	24	67
DCN21-50210	7557655	433802	-78	115	-32	102
DCN21-50211	7557749	433802	-77	60	-11	112
DCN21-50212	7557749	433802	-78	60	-22	110
DCN21-50213A	7557747	433801	-77	63	-30	133
DCN21-50214	7557748	433801	-78	74	-33	129
DCN21-50217	7557747	433802	-77	92	0	96
DCN21-50218	7557747	433802	-77	92	-13	97
DCN21-50219	7557747	433802	-78	92	-26	111
DCN21-50222	7557746	433801	-78	104	-37	128
DCN21-50226	7557790	433741	-227	90	-3	138
DCN21-50240	7557656	433802	-78	84	-57	133
DCN21-50241	7557656	433802	-78	99	-57	135
NWS21-80037	7550533	433126	49	167	-45	280
NWS21-80038A	7550533	433126	49	168	-53	289
NWS21-80039	7550533	433126	49	170	-63	297
NWS21-80042	7550533	433126	49	182	-45	275
NWS21-80043	7550533	433126	49	181	-52	147
NWS21-80046	7550517	433080	45	162	-44	136
NWS21-80047	7550517	433080	45	162	-50	140
NWS21-80049	7550517	433080	45	184	-67	183
NWS21-80066	7550522	433235	41	175	-45	132
NWS21-80074	7550522	433235	41	146	-55	148
NWS21-80077	7550522	433235	41	197	-50	138
*Coordinate System NAD 1983 UTM Zone 13N

Kittila	Drill Collar Coordinates*
Drill hole	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
RIE20-608	7538910	2558714	-817	75	-20	407
RIE20-613	7538910	2558714	-816	77	-11	332
RIE20-615	7538909	2558714	-816	91	-11	333
RIE20-700B	7539078	2558620	-859	90	-59	1,020
RIE20-700C	7539078	2558620	-859	90	-59	1,050
RIE21-700	7538639	2558645	-778	90	-75	1,278
ROD21-700B	7538148	2558721	-750	90	-60	873
RIE21-700C	7538639	2558645	-778	90	-75	1,377
RUG20-527	7537955	2558695	-777	95	-26	298
RUG20-529	7537862	2558681	-788	103	27	268

Kittila	Drill Collar Coordinates*
Drill hole	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
RUG20-530	7537861	2558681	-788	115	28	310
RUG20-531	7537861	2558681	-789	114	18	267
*Coordinate System NAD 1983 UTM Zone 17N

Santa Gertrudis	Drill Collar Coordinates*
Drill hole	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
SGE-20-407	3392555	542375	1,325	180	-60	402
SGE-21-422	3392710	542515	1,345	180	-52	600
SGE-21-426	3392690	542430	1,340	180	-65	576
SGE-21-429	3392447	542312	1,291	180	-50	426
SGE-21-431	3389861	539876	1,118	140	-60	210
SGE-21-437	3389653	539786	1,118	140	-50	220
SGE-21-440	3389280	543689	1,424	260	-70	636
SGE-21-441	3389161	543836	1,417	265	-70	618
SGE-21-444	3389223	543750	1,425	260	-70	600
*Coordinate System UTM WGS84 12N